  Exhibit 99.1

High Tide Welcomes Health Canada's Steps to Create Regulatory Pathway Regarding the Use of Non-Prescription CBD Products

Company's Existing International CBD Brand Portfolio Positions it Well to Service Canadian Wellness Market

CALGARY, AB, July 29, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA) a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, welcomes the decision by Health Canada to begin consultations and gather stakeholder feedback regarding the development of a potential regulatory pathway that would permit cannabidiol ("CBD") as a medicinal ingredient in certain health products, regulated under the Food and Drugs Act (Canada), which would not require a prescription. The consultation will seek input on regulatory or policy changes pertaining to non-prescription health products containing CBD, including those intended for human use and/or animal use. This decision to begin consultations followed the release of the Report of the Science Advisory Committee on Health Products Containing Cannabis, which detailed a series of research-informed recommendations that are intended to guide Health Canada's development of regulations to permit the sale of non-prescription CBD products in certain over the counter settings.

"I am encouraged to see that Health Canada is taking these long-awaited steps towards the creation of regulations which will allow Canadian consumers to safely access non-prescription health products containing CBD. Although Canada was an early mover in modernizing laws and regulations covering cannabinoids, we have since been surpassed by numerous countries including the U.K., U.S., and Australia in making non-psychoactive CBD health products more broadly accessible to consumers. This has prevented Canadian companies from capitalizing on growth opportunities related to CBD, and has also driven some consumers towards illicit and unregulated sources of CBD," said Raj Grover, President and Chief Executive Officer of High Tide.

"As the owner of three of the world's most popular CBD brands, High Tide has extensive experience in the international CBD space, providing consumers in multiple countries with access to safe and high-quality CBD health products. Our U.K.-based subsidiary, Blessed CBD, serves consumers in Germany and the U.K. through its e-commerce platform as well as through Amazon U.K., while our Wisconsin-based subsidiary FAB CBD sells hemp-derived CBD products for both human and pet use through its popular e-commerce platform in the U.S. Additionally, our Colorado-based subsidiary, NuLeaf Naturals, manufactures its products in its cGMP-certified facility and sells them across the U.S. through multiple distribution channels, including over 250 Sprouts Farmers Market locations. High Tide is well-positioned to replicate our success in the international CBD space in Canada, and we look forward to actively engaging with Health Canada throughout their consultation as we advocate for a more accessible CBD market for Canadians," added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 131 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk,, BlessedCBD.de, and Amazon UK, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: CBD becoming a medicinal ingredient in certain health products and the impact on the Company's business; sales of non-prescription CBD products in certain over the counter settings becoming permitted; High Tide replicating success in the international CBD space in Canada; High Tide actively engaging with Health Canada throughout their consultation process; the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones; the development of the Company's business and future activities following the date hereof; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business; the Company will complete the development of its cannabis retail stores; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that CBD will become a medicinal ingredient in certain health products and the Company will be able to capitalize on such a development, including being able to replicate success in the international CBD space in Canada; sales of non-prescription CBD products in certain over the counter settings becoming permitted; High Tide will actively engage with Health Canada throughout their consultation process; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities); current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; and the Company will complete the development of its cannabis retail stores.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: risks that CBD will not be approved as a medicinal ingredient in any health products; sales of non-prescription CBD products in certain over the counter settings will not be permitted; High Tide will be unable to replicate success in the international CBD space in Canada; High Tide will be unable to engage with Health Canada throughout their consultation process or at all; High Tide's inability to obtain the required regulatory approvals on the proposed terms and timeline or at all; the risks associated with the cannabis and CBD industries in general; the inability of High Tide to obtain requisite approvals for its operations; the inability of High Tide to pursue more retail acquisitions in the future; the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and/or remain on a positive growth trajectory; and risks that the Company will be unable to complete the development of any or all of its cannabis retail stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 29-JUL-22